EXHIBIT TO ITEM 77M

MERGERS

Touchstone Strategic Trust

On February 12, 2015 the Board of Trustees of Touchstone Strategic Trust approved an Agreement and Plan of Reorganization between the Touchstone Capital Growth Fund and the Touchstone Large Cap Fund, each a series of Touchstone Strategic Trust, whereby the Touchstone Capital Growth Fund would transfer to the Touchstone Large Cap Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Large Cap Fund.

       Circumstances and details of the reorganization are described and incorporated by reference to N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on April 8, 2015 (Accession No.: 0001104659-15-026504).